EXHIBIT (a)(1)(v)

OFFER BY

C & F FINANCIAL CORPORATION

TO PURCHASE FOR CASH

UP TO

180,000 SHARES OF ITS COMMON STOCK

To Our Clients:

We enclose for your consideration the Offer to Purchase dated June 1, 2005, and a related Letter of Transmittal (which together constitute the offer), relating to the offer by C&F Financial Corporation to purchase up to a maximum of 180,000 shares of its common stock at a price of $41.00 net per share. The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of shares held by us in your account but not registered in your name. Only we can tender your shares of C&F Financial, since we are the holder of record, but we do so pursuant to your instructions.

We request your instructions as to whether you wish to tender any or all shares of C&F Financial held by us for your account, pursuant to the terms and subject to the conditions set forth in the offer.

Your attention is called to the following:

1.	Shareholders may tender shares of C&F Financial at a price of $41.00 net per share. To the best of C&F Financial’s knowledge, the most recent trade for the company’s common stock before the offer was printed was for 100 shares at $40.25 per share on May 25, 2005. The closing price for the stock was $35.60 per share on May 12, 2005, the day immediately before this tender was announced.

2.	The offer is not conditioned upon any minimum number of shares being tendered, but up to 180,000 shares may be purchased.

3.	Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees, or (subject to Instruction 7 of the Letter of Transmittal) stock transfer taxes on the purchase of shares by C&F Financial pursuant to the offer. However, backup withholding at a 28% rate may be required, unless an exemption is proved or unless the required tax identification information is provided. Please see Instruction 9 to the enclosed Letter of Transmittal.

4.	The withdrawal deadline, proration date and expiration date of the offer are all June 30, 2005, at 11:59 p.m., Eastern Standard Time (unless extended).

5.	Shares must be tendered validly prior to June 30, 2005, at 11:59 p.m., Eastern Standard Time, to ensure that at least a portion of those shares tendered will be purchased by C&F Financial.

YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, and returning to us the attached instruction form. An envelope to return your instructions is enclosed. If you authorize us to tender your shares, all such shares will be tendered unless otherwise specified. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used to tender shares of C&F Financial Corporation.

INSTRUCTIONS

I acknowledge receipt of your letter enclosing the Offer to Purchase dated June 1, 2005, and the related Letter of Transmittal (which together constitute the “Offer”), relating to the Offer by C&F Financial Corporation to purchase up to 180,000 shares of its common stock.

This will instruct you to tender the number of shares of C&F Financial indicated (or, if no number is indicated below, all of those shares), which are held by you for my account, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase.

Aggregate number of shares of C&F Financial to be tendered* by us:

*	Unless otherwise indicated above, it will be assumed that all of your shares held by us are to be tendered.

ODD LOTS

☐ By checking this box, I represent that I owned beneficially or of record as of                     , 2005, an aggregate of less than 100 shares and am tendering all such shares.

SIGN HERE

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Dated: